787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

June 27, 2025
Via EDGAR Submission
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Charles Eastman
Earnest Greene
Bradley Ecker
Jennifer Angelini

Re:	McGraw Hill, Inc.
Amendment No. 7 to Draft Registration Statement on Form S-1
Submitted June 5, 2025
CIK No. 0001951070
Ladies and Gentlemen:
On behalf of our client, McGraw Hill, Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff of the SEC (the “Staff”) communicated in its letter to the Company, dated June 18, 2025.
In connection with such responses, the Company will be submitting, electronically via EDGAR, the Registration Statement on Form S-1 (the “Registration Statement”). In addition to addressing the Staff’s comments, the Company has revised the Registration Statement to update certain other disclosures.
For ease of reference, each of the Staff’s comments is reproduced below in italics and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Registration Statement. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Registration Statement.
Brussels     Chicago     Dallas     Frankfurt     Houston     London     Los Angeles     Milan
Munich     New York     Palo Alto     Paris     Rome     San Francisco     Washington

Securities and Exchange Commission
June 27, 2025

Anti-takeover provisions in our organizational documents could delay or prevent a change of control, page 42
1.We note disclosure that Platinum’s prior written consent is required for any alteration or amendment of your corporate documents which would “adversely affect the rights of Platinum.” Please revise to disclose that this effectively gives Platinum power to veto changes that the board of directors or non-controlling shareholders might otherwise approve, and discuss material related risks. Include conforming and/or more detailed disclosures elsewhere in your prospectus to clarify which party makes the determination that an alteration or amendment would adversely affect Platinum’s rights, the process therefor, whether other parties can challenge such determination or denial of consent, potential interaction with director fiduciary duties, and whether Platinum’s right is indefinite or ceases (e.g., upon its ownership reaching a threshold, changes in control, or passage of time).
Response
The Company respectfully acknowledges the Staff’s comment and has clarified its disclosures on page 48 and elsewhere. As disclosed in the Registration Statement, Platinum’s consent right in question is limited in scope. This consent right only applies to amendments that would adversely affect Platinum’s rights, which include rights relating to the size of the board of directors of the Company, board composition, quorum for meetings of the board of directors, advance notice requirements, stockholder action by written consent, special meetings of the Company’s stockholders, the amendment of certain provisions of the Company’s second amended and restated certificate of incorporation and amended and restated bylaws, board combinations with “interested stockholders” for purposes of Section 203 of the DGCL and corporate opportunities. Further, the majority of Platinum’s rights listed above fall away as Platinum’s voting power in the stock of the Company decreases.
The provision in the Company’s second amended and restated certificate of incorporation that provides for this consent right would not require Platinum’s prior written consent for any actions by the Company’s board of directors or stockholders which do not adversely affect such rights so the consent right would not apply to most of the decisions affecting the operations of the Company. Whether a given amendment is subject to Platinum’s consent right is a Delaware law determination, subject to the fiduciary duties, policies and procedures thereof and would be resolved by a Delaware court. In such event, the Company’s board of directors will be able to discharge its fiduciary duties under Delaware law.
Risk Factors
Risks Related to Our Relationship with Platinum
Platinum controls us, and its interests may conflict..., page 42
2.We note your disclosure that, “In the event that Platinum ceases to own shares of our stock representing 40% . . . it will still be able to significantly influence or effectively control the composition of our board of directors and the approval of actions requiring stockholder approval through its voting power.” Please revise to clarify that Platinum continues to have director nomination rights below 40% ownership, as detailed on page 157. Additionally reference Platinum’s effective veto in the event its rights are adversely affected, as discussed in the next risk factor.
Response
The Company acknowledges the Staff’s comment and respectfully advises that this disclosure has been updated on pages 46 and 48.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The Education End-Markets We Serve, page 61
3.Please revise to include a description of what the graphic on page 62 represents, and discuss how this information relates to your MD&A analysis. Additionally disclose the material assumptions underlying the projected information and any material factors that may affect such assumptions.
Response
The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has removed its disclosure from the MD&A. Instead, the Company has revised its disclosure, which is now included in the Business

Securities and Exchange Commission
June 27, 2025

section on page 130 of the Registration Statement, to clarify what the graphic represents and disclose the material assumptions underlying the projected information and any material factors that may affect such assumptions.
Management
Board Composition, page 138
4.Please revise to describe the rights that Platinum has to nominate directors and increase the size of the Board pursuant to the Investor Rights Agreement, as well as the quorum requirement that at least one Platinum director be present. Additionally identify the directors and/or nominees who were nominated by Platinum.
Response
The Company acknowledges the Staff’s comment and respectfully advises that this disclosure has been updated on pages 146 and 147.
General
5.Please revise disclosure relating to Platinum’s voting control on the prospectus cover and in the summary to additionally highlight its other rights, including as a minority shareholder, to appoint directors and approve or deny changes to your corporate documents that “adversely affect” its rights.
Response
The Company acknowledges the Staff’s comment and respectfully advises that this disclosure has been updated on the prospectus cover and in the summary.
6.We note leadership claims on the fifth page of graphics which do not appear to be otherwise included in the filing. Please remove or revise to more fully discuss the basis for such claims, including a discussion of the survey and its limitations. Additionally revise to clarify that these disclosures are attributed to the Company’s management based on information from such third-party data.
Response
The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has removed those graphics.

Securities and Exchange Commission
June 27, 2025

Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (212) 728-8214 or cgreer@willkie.com.

Sincerely,

/s/ Cristopher Greer
Cristopher Greer
Willkie Farr & Gallagher LLP

cc:	Simon Allen – President and Chief Executive Officer, McGraw Hill, Inc.
David Stafford – General Counsel and Secretary, McGraw Hill, Inc.
McGraw Hill, Inc.